Exhibit

Exhibit Description

99.1	Announcement on 2013/02/27: UMC will attend investor conferences on 2013/03/04

99.2	Announcement on 2013/03/06: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2013/03/08: UMC will attend investor conferences on 2013/03/12

99.4	Announcement on 2013/03/12: To announce related materials on acquisition of Intangible assets

99.5	Announcement on 2013/03/12: Supplement to related materials on partial acquisition of holding company of HeJian

99.6	Announcement on 2013/03/22: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.7	Announcement on 2013/03/08: February Revenue

99.8	Announcement on 2013/03/08: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2013/03/04

1.Date of the investor conference:2013/03/04~2013/03/05
2.Time of the investor conference:22:00
3.Location of the investor conference:New York, USA
4.Brief information disclosed in the investor conference:
The Company will attend the “Asia Pacific Leaders’ Conference”, held by CIMB Group.
5.The presentation of the investor conference release:
It will be the same as the investor conference on 2013/02/06.
6.Will the presentation be released in the Company’s website:
Yes, please refer to the Company’s website at www.umc.com
7.Any other matters that need to be specified:
Time of the investor conference in New York is 9:00 am.

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2012/12/30~2013/03/06
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: a batch; average unit price: $ 585,203,225 NTD; total transaction price: $585,203,225NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East ; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.3

UMC will attend investor conferences on 2013/03/12

1.Date of the investor conference:2013/03/12

2.Time of the investor conference:09:30

3.Location of the investor conference:Far Eastern Plaza Hotel, Taipei

4.Brief information disclosed in the investor conference:

The Company will attend the “Taiwan, Technology & Beyond” Conference 2013”, held by Bank of America Merrill Lynch and Taiwan Stock Exchange.

5.The presentation of the investor conference release:

It will be the same as the investor conference on 2013/02/06.

6.Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7.Any other matters that need to be specified:None.

Exhibit 99.4

To announce related materials on acquisition of Intangible assets

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Intangible assets

2.Date of occurrence of the event:2012/05/04~2013/03/12

3.Volume, unit price, and total monetary amount of the transaction:

Transaction volume:one batch;average unit price:$302,514,160 NTD; total transaction price:$302,514,160 NTD

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

SYNOPSYS INTERNATIONAL LIMITED, TAIWAN BRANCH; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):

Not applicable

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):

Not applicable

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Base on purchase order payment term.

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

transaction:price negotiation; the reference basis for the decision on price:

market price. The decision-making department:the Selection Meeting

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):Not applicable

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Not applicable

13.Broker and broker’s fee:Not applicable

14.Concrete purpose or use of the acquisition or disposition:

IP licensing

15.Net worth per share of company underlying securities acquired or disposed of:

Not applicable

16.Do the directors have any objection to the present transaction?:

Not applicable

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:No

18.Any other matters that need to be specified:None

Exhibit 99.5

Supplement to related materials on partial acquisition of holding company of HeJian

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):

Shares of Best Elite International Limited, the holding company of HeJian Technology (Suzhou) Co., Ltd.

2.Date of occurrence of the event:2013/02/01~2013/03/14

3.Volume, unit price, and total monetary amount of the transaction:

Trading volume: 356,710,678 shares;

Average unit price: Common Share holders are offered US$0.214786 per share, Series A-1 holders are offered US$0.301221 per share, Series B and B-1 holders are offered US$0.662685 per share;

Total amount: US$157 million.

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

The shareholders of Best Elite International Limited; not related party

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Based on contract; N/A.

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The decision making manner: Based on the Company’s Acquisition or Disposal of Assets Procedure;

The reference basis for the decision on price: Refering to latest book value and market condition;

The decision-making department: Board of Directors.

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

Cumulative volume: 597,682,465 shares; Amount: US$235,089K; percentage of holdings:86.88%.

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Ratio of total assets:13.70%;

Ratio of shareholder’s equity:19.05%;

The operational capital as shown in the most recent financial statement:

$38,692,345 thousands NTD.

13.Broker and broker’s fee: N/A

14.Concrete purpose or use of the acquisition or disposition:

Long-term investment

15.Net worth per share of company underlying securities acquired or disposed of: N/A

16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.Any other matters that need to be specified:

The purchase of common stock, Class A-1, B and B-1 preferred stock of Best Elite International Limited has been approved by the Investment Commission of the Ministry of Economic Affairs on Dec. 21, 2012 (Ref. No. Jing-Shen-Er-Zi-10100364120).

Exhibit 99.6

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2012/03/22

2.Number of shares repurchased this time: 28,300,000 shares

3.Type of shares repurchased this time: Common share

4.Total monetary amount of shares repurchased this time: NTD$317,625,385

5.Average repurchase price per share this time: NTD$11.22

6.Cumulative number of own shares held during the repurchase period:28,300,000 shares

7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.22

8.Any other matters that need to be specified: None

Exhibit 99.7

March 8, 2013
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3)
Endorsements and guarantees 4) Financial derivative transactions for the period of February 2013.

1)	Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%
February	Net sales	8,730,655	8,442,542	288,113	3.41%
2013	Net sales	18,182,771	17,287,030	895,741	5.18%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) :

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,385,000	0	41,181,228
Note : On December 19, 2012, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.8

United Microelectronics Corporation
For the month of February, 2013

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares held as of January 31, 2013	Number of shares held as of February 28, 2013	Changes

Vice Chairman	Shih-Wei Sun	14,176,740	13,926,740	(250,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	January 31, 2013	February 28, 2013	Changes
—	—	—	—	—